UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statement on Form F-3 (No. 333-168873) of the Company.

Entry into a Material Definitive Agreement

On April 27, 2012, China Cord Blood Corporation (the “Company”) consummated the transactions provided for in a Convertible Note Purchase Agreement, dated April 12, 2012 (the “Note Purchase Agreement”), between the Company and KKR China Healthcare Investment Limited, an exempted company with limited liability incorporated in the Cayman Islands (“KKRCHL”) affiliated with KKR China Growth Fund L.P., a fund managed by Kohlberg Kravis Roberts & Co. L.P. regarding the issuance and sale of $65 million in aggregate principal amount of 7% senior convertible notes (the “Notes”) following satisfaction or waiver of all of the closing conditions set forth in the Note Purchase Agreement. As disclosed in the Company’s Report of Foreign Issuer on Form 6-K furnished to the SEC on April 12, 2012, the Notes are convertible into ordinary shares of US$0.0001 par value per share in the capital of the Company at an initial conversion price of $2.838 per share. A copy of the Note Purchase Agreement is attached hereto as exhibit 4.1.

Other Events

On April 27, 2012, the Company issued a press release announcing the closing of the issuance and sale of the Notes. A copy of the press release and the related Notes, Registration Rights Agreement, Director Indemnification Agreement and Indemnification Priority and Information Sharing Agreement entered into by the Company upon the closing are attached hereto as exhibits 15.1, 4.2, 4.3, 4.4 and 4.5, respectively.

Exhibits

Exhibit No.	Description

4.1	Convertible Note Purchase Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated April 12, 2012.

4.2	7% Senior Convertible Note due 2017.

4.3	Registration Rights Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated April 27, 2012.

4.4	Director Indemnification Agreement between China Cord Blood Corporation and Julian J. Wolhardt dated April 27, 2012.

4.5	Indemnification Priority and Information Sharing Agreement between China Cord Blood Corporation and KKR China Healthcare Investment Limited dated as of April 27, 2012.

15.1	Press Release regarding closing of issuance of $65 million in aggregate principal amount of 7% Senior Convertible Notes issued April 27, 2012.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION
By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: April 30, 2012